AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2014

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.1          DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2014, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated financial statements are presented in accordance with IFRS.

This MD&A is prepared as of July 11, 2014.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2          OVERVIEW

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing British Columbia’s (“BC”) next major metal mine. Through its property evaluation efforts the Company has acquired the prospective porphyry-style copper-molybdenum-silver Ike (formerly known as Chilcotin Belle) property, located in central BC. Amarc’s exploration team continues to actively evaluate high potential mineral properties with a view to making additional value-adding project acquisitions.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

LOCATION OF THE COMPANY'S MINERAL PROJECTS

At the Ike property limited historical drilling indicates the presence of a mineral system with characteristics that are highly favorable for the development of a viable bulk tonnage copper-molybdenum-silver porphyry deposit. Amarc plans to drill test the extent and grade of the porphyry system at Ike. Under the terms of the Option and Joint Venture agreement, Amarc can acquire an 80% ownership interest in Ike.

Amarc's prospective 100% owned Galileo claim package lies 16 kilometres west of New Gold's 8 million plus ounce Blackwater gold deposit. Extensive airborne and ground-based Induced Polarization (“IP”) surveys have identified four high-quality anomalies that potentially represent important sulphide systems for drill testing.

At Amarc’s 100% owned Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at the Blackwater gold deposit. An initial mineral resource estimate completed on June 30, 2012 and based on 24,513 metres of core drilling in 78 holes confirmed that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver (further details are provided in the property section below).

Amarc’s focus with respect to its Newton and Galileo projects is to partner them out to further advance exploration.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

Amarc is actively working to establish positive relationships with local First Nations and other communities in the areas of all its projects.

The Ike Property

Amarc has the right to acquire an 80% interest in the Ike property, which is located approximately 40 kilometres northwest of Gold Bridge, in a region characterized by moderate topography. The limited historical drilling indicates the presence of a mineral system with characteristics that are highly favorable for the development of a viable copper-molybdenum-silver porphyry deposit. Of particular significance are three widely-spaced, historical drill holes (81-02, 891-01 and 891-02) which intercepted, from surface, long intervals of continuous, coarse grained chalcopyrite and molybdenum mineralization with encouraging grades. Examples of intersections from these holes are 250 metres of 0.36% copper equivalent (CuEQ) 1 comprising 0.27% Cu, 0.018% Mo and 1.8 g/t Ag, including 58 metres of 0.53% CuEQ, comprising 0.39% Cu, 0.031% Mo and 1.9 g/t Ag; 247 metres of 0.32% CuEQ, comprising 0.22% Cu, 0.020% Mo and 2.3 g/t Ag, including 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag; and 183 metres of 0.38% CuEQ, comprising 0.25% Cu and 0.032% Mo (no Ag assays available), including 116 metres of 0.46% CuEQ, comprising 0.29% Cu and 0.043% Mo. All three holes ended in mineralization.

Amarc plans to drill test, under a pre-existing drill permit, the extent and grade of the porphyry system at Ike, which is open in all directions.

Amarc is actively working to establish positive relationships with First Nations with asserted traditional territories in the area of the drill permit.

Ike Property Agreement

In December 2013, the Company entered into an Option and Joint Venture Agreement (the "Ike Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the Ike property by making cash payments totaling $125,000, issuing 300,000 shares and by completing approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

		Number of common shares	Exploration
On or before	Cash payment	to issue	expenditures
Exchange approval	$25,000	100,000	–
June 6, 2014	$50,000	100,000	–
November 30, 2014	–	–	$855,697
June 5, 2015	$50,000	100,000	–
November 30, 2015	–	–	$1,000,000
Total	$125,000	300,000	$1,855,697

_________________________________________
1 Copper equivalent calculations use metal prices of Cu US$3.00/lb, Mo US$12.00/lb, and Ag US$20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%. Widths reported are drill widths, such that true thicknesses are unknown.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

The mineral claims are subject to an underlying 2% Net Smelter Returns royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due annually commencing December 31, 2015.

Upon exercise of the option by Amarc, Oxford and Amarc have agreed to form a joint venture to further develop the project. Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the underlying owners of the property.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization (“IP”) ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of its drill permits.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

As of May 2012 Amarc holds a 100% interest in the Newton Property. Subsequent to the termination of the Newton Joint Venture Agreement the participating interest of Newton Gold Corp. was converted to a 5% net profits interest. In addition, the mineral claims defined in an Underlying Agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west-central BC. Previous exploration at the MR Zone indicated the potential for a significant bulk tonnage silver-copper discovery. In addition, Amarc staked extensive mineral claims in the region to cover prospective host rocks.

Results from extensive geochemical surveys conducted in 2012 over the MR Zone defined a strong silver-in-soils anomaly extending over an area of approximately 1.2 kilometres by 1.4 kilometres for ground follow-up. This target area included a 600 metre-long zone of known mineralization defined by historical drilling, which remains open laterally and to depth. An efficient pitting and trenching program designed to test the MR Zone target was completed in 2013. Results suggest that silver-copper mineralization is restricted to the immediate vicinity of the historical drilling, and has limited the potential for a large-scale, bulk tonnage deposit.

Comprehensive surface exploration, including silt geochemical sampling, over the greater Silver Vista property in 2012 delineated copper-molybdenum and silver targets for ground follow-up. In August 2013, three prioritized targets were geologically mapped. In addition, 125 rock and 838 soil geochemical samples were collected. Two porphyry copper-molybdenum systems of limited dimensions were defined, however, no compelling drill targets were established.

Amarc has actively worked to establish positive relationships with local First Nations and other communities in the area of its permitted activities on the Silver Vista Property.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

Silver Vista (MR Zone) Property Agreement

In July 2012 Amarc acquired a 100% interest in the 7 minerals claims comprising Silver Vista (MR Zone) property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1,000,000, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Other Properties

ZNT Project

Amarc held a 60% joint venture interest in the ZNT property located in central BC. This exploration property was staked on the basis of significant zinc concentrations in regional till samples as reported by Geoscience BC. Target definition and assessment, which included a two-hole drill program did not encounter economic mineralization.

Amarc has terminated the joint venture and returned its earned interest to Quartz Mountain Resources Ltd.

Galaxie Project

Amarc held a 40% joint venture interest in the Galaxie project located in northern BC. Integrated field surveys defined a number of porphyry copper targets, however, no immediate drill targets were identified.

Amarc has terminated the joint venture returning its earned interest to Quartz Mountain Resources Ltd.

Market Trends

Copper prices declined in late 2008 as a result of the global economic downturn but began to recover in 2009. Copper prices generally increased from 2009 until the end of January 2012, with prices reaching as high as US$4.65/lb. Since then, copper prices have declined, trading within a range of approximately US$2.90/lb. and US$4.00/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz and US$1,900/oz. Since then, gold prices have declined, with the most significant decline occurring during 2013, with prices reaching as low as US$1,182/oz.

Silver prices were impacted by economic volatility in 2008 and 2009. However, prices increased significantly from September 2010 to April 2011 as prices reached as high as approximately US$50/oz. Since then, prices have been volatile, declining from a high of approximately US$50/oz. to US$18/oz. Average annual prices for copper, gold and silver are shown in the table below:

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013	3.34/lb	1,397/oz	23.82/oz
2014 (to the date of this MD&A)	3.15/lb	1,293/oz	20.14/oz

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.3          SELECTED ANNUAL INFORMATION

The following selected annual information is from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedar.com.

Statements of Financial Position
	As at March 31,
($ 000’s)	2014	2013	2012
Current assets	$4,945	$6,093	$17,185
Non-current assets	361	1,551	991
Total assets	$5,306	$7,644	$18,176

Current liabilities	$105	$460	$961
Shareholders' equity	5,201	7,184	17,215
Total liabilities and shareholders' equity	$5,306	$7,644	$18,176

Statements of Comprehensive Loss
	Years ended March 31,
($ 000’s, except per share amounts and number of shares)	2014	2013	2012
Expenses (income):
Exploration and evaluation	$1,095	$8,422	$6,660
Administration	1,306	1,823	1,752
Share-based payments	103	434	800
Other items (i)	(349)	(253)	(1,639)
Net loss for the year	2,155	10,426	7,573
Other comprehensive loss (income) (ii)	(64)	55	(15)
Comprehensive loss for the year	$2,091	$10,481	$7,558

Basic and diluted loss per share	$0.02	$0.08	$0.07
Weighted average number of common shares outstanding (millions)	138.6	138.6	102.8

(i)

Includes interest income, interest expense, flow-through share premium, gain on sale of mineral property, gain on termination of joint venture, gain on disposition of available-for-sale financial assets, impairment of available-for-sale financial assets, mineral property interests written off, operator's fees, tax on flow-through shares, and foreign exchange loss (gain).

(ii)

Includes revaluation of available-for-sale financial assets, change in fair value of available-for-sale financial assets transferred to profit or loss upon disposition, and impairment of available-for-sale financial assets transferred to profit or loss

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.4          SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

Summary of Quarterly	Fiscal Quarter Ended
Results
	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($ 000’s)	2014	2013	2013	2013	2013	2012	2012	2012
Exploration and evaluation (i)	$130	$291	$330	$343	$2,592	$760	$2,333	$2,737
Administration	387	271	311	337	401	425	498	499
Share-based payments	–	–	49	54	58	55	155	165
Other items (ii)	(305)	(62)	32	(13)	(13)	(24)	(44)	(171)
Net loss	212	500	722	721	3,038	1,216	2,942	3,230
Other comprehensive loss (income)(iii)	(8)	(10)	(47)	2	9	(20)	6	60
Comprehensive loss	$204	$490	$675	$723	$3,047	$1,196	$2,948	$3,290

Basic and diluted loss per share	$0.00	$0.00	$0.01	$0.01	$0.02	$0.01	$0.02	$0.02
Weighted average number of common shares outstanding (millions)	138.7	138.6	138.6	138.6	138.6	138.6	138.6	138.6

(i)	Includes refunds receivable under the British Columbia Mineral Exploration Tax Credit program.
(ii)

Includes interest income, interest expense, flow-through share premium, gain on termination of joint venture, gain on disposal of available-for-sale financial assets, foreign exchange loss (gain), impairment of available-for-sale financial assets, and mineral property interests written off.

(iii)

Includes revaluation of available-for-sale financial assets, change in fair value of available-for-sale financial assets transferred to profit or loss upon disposition, and impairment of available-for-sale financial assets transferred to profit or loss.

Exploration and evaluation ("E&E") expenses have fluctuated from quarter to quarter. From the June 2012 quarter until the end of the September 2012 quarter, the Company was engaged in active exploration programs for its various properties. E&E expenses incurred during the March 2013 quarter include $2.26 million spent to earn a 40% interest in the Galaxie and ZNT Projects. Excluding this amount, there has been a general decrease in E&E activities over the eight quarters as part of the Company's cash conservation efforts.

Administration expenses have generally declined over the last eight quarters coinciding with the decrease in E&E activities. However, certain administrative costs are still incurred regardless of the level of E&E activity and therefore, the drop in such costs is not as significant compared to E&E expenses.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.5          RESULTS OF OPERATIONS

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and is expressed in Canadian Dollars unless otherwise stated.

Results for the Year Ended March 31, 2014 vs. 2013

The Company recorded a net loss of $2,155,000 during the current year compared to a net loss of $10,426,000 during the prior year. The decrease in net loss was mainly due to decreased exploration activity during the current year.

	Year ended March 31,

	2014	2013
	($ 000’s)	($ 000’s)	Discussion

Exploration and evaluation	$1,095	$8,422	During the 2013 fiscal year, the Company directed its exploration activities primarily towards the Blackwater, Galaxie, Newton, and Silver Vista properties.

Exploration activities were also carried out on these properties during the 2014 fiscal along with the Ike and ZNT properties but to lesser extent as part of the Company’s cash conservation efforts. Refer to the tables below for a breakdown of exploration and evaluation expenses.

Administration	1,306	1,823	During the 2014 fiscal year, there was a decrease in administration costs as a result of the decline in exploration activity.

Share-based payments	103	434	The variation in share-based payments expense was due to the timing of option grants.

Interest income	(69)	(129)	The decrease during the 2014 fiscal year was due to lower average cash balances on hand compared to the 2013 fiscal year.

Gain on termination of joint venture	(285)	–

The Company recognized its proportionate share (40% ) of the gain realized on the termination of the Galaxie Joint Venture. Various assets and liabilities, primarily the $600,000 debenture, were transferred from the joint venture back to Quartz Mountain, which resulted in the gain.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

	Year ended March 31,

	2014	2013
	($ 000’s)	($ 000’s)	Discussion

Gain on disposal of available-for- sale financial assets	(69)	–	During the 2014 fiscal year, the Company disposed of some of its marketable securities.

Impairment of available-for-sale financial assets	48	–	During the 2014 fiscal year, the Company recognized an impairment write-down on certain marketable securities.

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the fiscal years ended March 31, 2014 and 2013:

	Year ended March 31, 2014
							General
					Silver		exploration
($ 000’s)	Blackwater	Newton	Galaxie	ZNT	Vista	Ike	and other (i)	Total
Assays and analysis	$1	$–	$2	$–	$25	$14	$12	$54
Drilling	–	–	–	–	–	–	–	–
Equipment rental	–	3	–	–	6	–	–	9
Geological	5	39	11	4	81	55	53	248
Graphics	–	–	2	1	–	–	1	4
Property costs and assessments	–	25	187	228	–	80	–	520
Site activities	–	28	–	–	67	–	1	96
Socioeconomic	32	17	–	11	5	8	2	75
Transportation	–	–	–	–	56	–	9	65
Travel	–	7	–	–	12	–	5	24
Total	$38	$119	$202	$244	$252	$157	$83	$1,095

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

	Year ended March 31, 2013
					General
					exploration
($ 000’s)	Blackwater	Newton	Galaxie	Silver Vista	and other (i)	Total
Assays and analysis	$131	$390	$10	$238	$1	$770
Drilling	112	747	–	–	–	859
Equipment rental	26	146	1	33	–	206
Geological	936	626	65	755	(747)	1,635
Graphics	–	3	5	1	3	12
Property costs and assessments	22	25	2,260	805	14	3,126
Site activities	233	762	3	182	5	1,185
Socioeconomic	138	141	1	58	29	367
Transportation	114	–	–	20	–	134
Travel and accommodation	18	43	–	54	13	128
Total	$1,730	$2,883	$2,345	$2,146	$(682)	$8,422

(i)	Recorded under geological expenses are estimated cost recoveries pertaining to Mineral Exploration Tax Credits from the Government of British Columbia

Administration Expenses

The following table provides a breakdown of administration expenses incurred during the year ended March 31, 2014 and 2013:

	Year ended March 31,
($ 000’s)	2014	2013
Depreciation	$1	$1
Legal, accounting and audit	45	56
Office and administration	1,104	1,452
Shareholder communication	102	226
Travel and accommodation	23	56
Trust and filing	31	32
Total	$1,306	$1,823

1.6          LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

As at March 31, 2014, the Company had working capital of $4.8 million compared to working capital of $5.6 million as at March 31, 2013. The decrease in working capital since March 31, 2013 was mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses, offset by refunds from the METC program. The Company's current working capital is sufficient to fund its known commitments due within the next twelve months.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the appropriate balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Year ended March 31,
($ 000’s)	2014	2013
Net cash used in operating activities	$(1,191)	$(9,735)
Net cash provided by investing activities	137	129
Net cash used in financing activities	(43)	–
Net decrease in cash and cash equivalents	$(1,097)	$(9,606)

Operating activities:	Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administrative activities during both the current and prior years.

Investing activities:

The Company received interest on funds held with financial institutions during both the current and prior years. The Company also received proceeds from the disposition of certain marketable securities during the current year.

Financing activities:	During the current year, the Galaxie Joint Venture made principal and interest payments on its debenture, of which the Company recognized its then-40% share.

1.7          CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8          OFF-BALANCE SHEET ARRANGEMENTS

None.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.9          TRANSACTIONS WITH RELATED PARTIES

The required disclosure is provided in the Company’s audited financial statements as at and for the year ended March 31, 2014, which are publicly available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.10        FOURTH QUARTER

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and is expressed in Canadian Dollars unless otherwise stated.

Results for the Three Months Ended March 31, 2014 vs. 2013

The Company recorded a net loss of $212,000 during the quarter ended March 31, 2014 (“2014 Q4”), compared to a net loss of $3,039,000 during the same quarter in fiscal 2013 (“2013 Q4”). The decrease in net loss was mainly due to decreased exploration activity during the current quarter.

	Three months ended March
	31,

	2014	2013
	($ 000’s)	($ 000’s)	Discussion

Exploration and evaluation	$130	$2,592	During 2013 Q4, the Company directed its exploration activities primarily towards the Blackwater, Galaxie, Newton and Silver Vista properties.

			During 2014 Q4, exploration activity focused primarily on the Ike property. Overall exploration activity was significantly lower compared to 2013 Q4 as part of the Company's cash conversation efforts.

Administration	387	401	Administration costs decreased during 2014 Q4 as a result of a decline in exploration activity. However, this decrease was offset by an increase in corporate development activity.

Share-based payments	–	58	All outstanding share purchase options had fully vested prior to the current quarter.

Interest income	(19)	(18)	Current quarter interest includes interest earned on tax refunds.

Gain on termination of joint venture	(285)	–

The Company recognized its proportionate share (40% ) of the gain realized on the termination of the Galaxie Joint Venture. Various assets and liabilities, primarily the $600,000 debenture, were transferred from the joint venture back to Quartz Mountain, which resulted in the gain.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

	Three months ended March
	31,

	2014	2013
	($ 000’s)	($ 000’s)	Discussion

Gain on disposal of available-for- sale financial assets	(8)	–	During the current quarter, the Company disposed of some of its marketable securities.

1.11        PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12        CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13        CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Company’s audited financial statements as at and for the year ended March 31, 2014, which are publicly available on SEDAR at www.sedar.com.

1.14        FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, balances due to related parties, and debenture approximate their fair values due to their short-term nature. The required disclosure is provided in the Company’s audited financial statements as at and for the year ended March 31, 2014, which are publicly available on SEDAR at www.sedar.com.

1.15        OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.15.1    ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.15.2    DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number of common shares outstanding	138,824,061

Number of share purchase options outstanding	5,144,800

1.15.3    INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2014. In making the assessment, it used the criteria set forth in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of March 31, 2014, the Company's internal control over financial reporting was effective based on those criteria.

1.15.4    DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

1.15.5    LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

•	metal prices, which may be volatile, and are highly cyclical; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED MARCH 31, 2014

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.